USAA       9800 Fredericksburg Road, A 3 W
EAGLE      San Antonio, Texas 78288
LOGO (r)
Christopher P. Laia, Esq.
D  210.498.4103
F  877.214.7331
christopher.laia@usaa.com

 October 7, 2010

VIA EDGAR

Ms. Valerie Lithotomos U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Ms. Lithotomos:

           On behalf of the above-referenced registrant, set forth below are the comments that you provided on September 23, 2010, concerning Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A (the Post-Effective Amendment) of USAA Mutual Funds Trust (the Trust), which was filed with the U.S. Securities and Exchange Commission (the SEC) on July 29, 2010, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment (the Amendment).

Your comments have been addressed, to the extent applicable, and unless stated otherwise, with regard to each of the USAA Funds contained within the Amendment.

1.	Fee and Expenses

(a)	Remove the sentence in footnote (a) stating “The performance adjustment is calculated by comparing the Fund’s performance during the relevant performance period to that of the [Index].”

Per the Staff’s request, the Trust has deleted this sentence for each applicable USAA Fund in footnote (a) accordingly.

(b)	The Staff has asked that we confirm that the USAA Cornerstone Strategy Fund does not have a fundamental objective.

The Trust confirms that the USAA Cornerstone Strategy Fund’s objective is non-fundamental.

*           *           *           *           *

Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4103.

Sincerely,

/s/ Christopher P. Laia, Esq.

Christopher P. Laia

cc:           Mark S. Howard, Esq.

USAA Investment Management Company